- 25 -                Exhibit (11)

               OWENS CORNING AND SUBSIDIARIES

              COMPUTATION OF PER SHARE EARNINGS

                                         Quarter         Nine Months
                                          Ended             Ended
                                      September 30,     September 30,
                                      1997     1996     1997     1996
                                 (In millions of dollars, except share data)

Primary:

Net income (loss)                    $  59    $  80    $ 164    $(354)

Weighted average number of
  shares outstanding (thousands)    53,387   51,782   53,107   51,616

Weighted average common equivalent
  shares (thousands):
  Deferred awards                       14       15       14        -
  Stock options using weighted
   average market price                538      577      589        -

Primary weighted average number
  of common shares outstanding
  and common equivalent shares
  (thousands)                       53,939   52,374   53,710   51,616

Primary per share amount            $ 1.09   $ 1.53   $ 3.05  $ (6.86)


Fully Diluted:

Net income (loss)                   $   61   $   82   $  170  $  (354)
Weighted average number of shares
  outstanding (thousands)           53,387   51,782   53,107   51,616

Weighted average common equivalent
  shares (thousands):
  Deferred awards                       14       15       14        -
  Stock options using the higher of
     average market price or market
     price at end of period            538      615      625        -
  Shares from assumed conversion
     of preferred securities         4,566    4,566    4,566        -

Fully diluted weighted average
     number of common shares
     outstanding and common
     equivalent shares (thousands)  58,505   56,978   58,312   51,616


Fully diluted per share amount      $ 1.04   $ 1.44   $ 2.91  $ (6.86)